FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
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                      Form 20-F. X     Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          No X
                              ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

               The key results on Extraordinary General Meeting of Severoceska energetika, a.s., a member of CEZ Group


Today's Extraordinary General Meeting of Severoceska energetika, a.s., convened by the company's Board of Directors at the request of the majority shareholder of CEZ, a. s., the power utility, focused on measures resulting in implementation of the approved outputs of the "REAS project".

Since the changes to the articles of associations had not been approved, the subject of the General Meeting was mostly the information on changes to the company's business policy and the agreement with CEZ, a. s. on mutual credit facility limits.


Following the discussion, the General Meeting:


     o Approved a draft business policy consisting of the separation of selected activities into joint ventures within the CEZ Group and of further cooperation and coordination of the activities within the group, with a view to make the maximum use of savings to secure the long-term growth of the value of the CEZ Group and each of its members.

     o Resolved to enter into an agreement with CEZ, a. s. regarding mutual credit facility limits, with a view to optimizing the use of short-term and medium-term funds within the REAS Group and CEZ, a. s. This arrangement will permit the REAS Group and CEZ, a. s. to reduce or eliminate the necessity for external resources, particularly bank resources. This precaution will lead to savings in cost for all members of the CEZ Group.

The resolutions adopted will make it possible to implement the measures resulting from the efforts of the Working Groups within the REAS Project. Over 100 officers, primarily from the ranks of regional utilities, were involved in the project. Further, the resolutions will result in the ties between members of the CEZ Group being deepened and the activities of the CEZ Group being optimized, so as to allow the CEZ Group to succeed against the strong competition in the open market and become the leader in the Central European electricity market.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)

Date:  February 27, 2004


                                    By:  /s/ Libuse Latalova
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        `                                    Libuse Latalova
                                     Head of Finance Administration